SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2006

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

16 March 2006	Matav - Cable Systems Media Ltd. (Registrant) BY: /S/ Meir Srebernik —————————————— Meir Srebernik Chief Executive Officer

Print the name and title of the signing officer under his signature

FOR IMMEDIATE RELEASE

Matav Reports Financial Results for the Fourth Quarter and Full-Year 2005

NETANYA, Israel, March 16, 2006 – Matav-Cable Systems Media Ltd. (Nasdaq: MATV), a leading Israeli provider of digital cable television services, today reported fourth-quarter and full-year 2005 financial results.

Revenues for the fourth-quarter reached NIS 135.3 million (US$29.4 million) compared with NIS 140.4 million (US$30.5 million) for the fourth quarter of 2004 and NIS 134.4 million (US$29.2 million) for the third quarter of 2005. During fourth-quarter 2005, the company’s ARPU (Average Revenue Per User) reached NIS 172.6 (monthly, not including 17% value-added tax) compared to NIS 173.3 in the fourth quarter of 2004 and NIS 171 in the third quarter of 2005. The Company has succeeded in achieving stability in its multi-channel TV customer base, as compared to the previous quarter. As of December 31, 2005, Matav has approximately 251 thousands subscribers. Matav also achieved higher ARPU in the multi-channel TV segment in the fourth quarter, mostly due to higher demand for pay –per-view and “on-demand” content. Matav reported an increase in its Internet customer base reaching approximately 110 thousand subscribers as of December 31, 2005, along with lower ARPU due to the intense competition in this market segment.

Matav’s financial results are not consolidated with Hot Telecom (Matav’s telephony & corporate data joint partnership with the two other Israeli cable companies, 26.6% held by Matav). In the fourth quarter of 2005, HOT Telecom’s revenues reached NIS 27.9 million (US$6.1 million) compared with NIS 22 million (US$4.8 million) in the third quarter of 2005.

Fourth-quarter operating expenses increased to NIS 124.4 million (US$27 million) from NIS 119 million (US$25.9 million) in the fourth quarter of 2004 and NIS 120.9 million (US$26.3 million) in the third quarter of 2005. The increase in operating expenses is due mainly to higher content expenses related to seasonality and higher expenses due to pay-per-view and “on-demand” content. This was partially off-set by a decrease in customer retention and set-top boxes expenses.

Fourth-quarter gross profit totaled NIS 10.9 million (US$2.4 million) compared with NIS 21.3 million (US$4.6 million) for the fourth quarter of 2004 and NIS 13.5 million (US$2.9 million) for the third quarter of 2005. The decrease in gross profit, compared to the fourth quarter of 2004, is attributed to the decline in revenues as a result of subscribers’ loss ,as well as an increase in operating expenses due to: the enhancement of the Company’s service department, operating expenses related to the launch of new services, such as VOD, and an increase in content expenses.

Fourth-quarter selling and marketing expenses totaled NIS 12.6 million (US$2.7 million), compared with NIS 13.6 million (US$3.0 million) for the fourth quarter of 2004 and compared to NIS 12.8 million (US$ 2.8 million) for the third quarter of 2005.

Fourth-quarter G&A expenses reached NIS 11.4 million (US$2.5 million) compared with NIS 11.1 million (US$2.4 million) in the fourth quarter of 2004 and NIS 10.7 million (US$ 2.3 million) for the third quarter of 2005.

Fourth-quarter operating loss totaled NIS 13.1 million (US$2.8 million), compared with an operating loss of NIS 3.4 million (US$0.7 million) for the fourth quarter of 2004, and an operating loss of NIS 10 million (US$2.2 million) for the third quarter of 2005.

Fourth-quarter EBITDA reached NIS 21 million (15.6%) (US$4.6 million) compared with NIS 31 million (22.4%) (US$6.7 million) in the fourth quarter of 2004 and NIS 23.9 million(17.9%) (US$5.2 million) in the third quarter of 2005.

Fourth-quarter financing expenses increased to NIS 12.5 million (US$2.7 million) from NIS 9.9 million (US$2.2 million) in the fourth quarter of 2004 and NIS 11.1 million (US$2.4 million) in the third quarter of 2005. The Company’s financing expenses are influenced by the exchange rate between US dollar and Israeli shekel, the Israeli CPI ,and Prime interest rate.

The Company reported other expenses for the fourth quarter of NIS 10 million (US$2.2 million). This is mostly due to allocation related to a revaluation of certain real-estate assets.

Matav reported fourth-quarter net loss of NIS40.6 million (US$8.8 million), or NIS 1.34 (US$0.29) per ordinary share, compared with a net loss of NIS 6.6 million (US$1.4 million), or 0.22 (US$0.05) per ordinary share, for the fourth quarter of 2004 and 22.1 million (US$4.8 million) or NIS 0.73 (US$0.16) per ordinary share, for the third quarter of 2005.

For the twelve-month results

Revenues for the twelve-month period reached NIS 543 million (US$118 million) compared with NIS 584.6 million (US$127 million) for the comparable period in 2004. The decrease in revenues is mainly due to a revenue decline in the multi-channel TV segment (a 6.9% decrease). The revenues in this segment were influenced by a loss of subscribers and an ARPU decline.

Revenues in the broadband Internet segment were influenced by a lower ARPU level. The number of subscribers in this segment increased.

Hot Telecom’s revenues in 2005 totaled NIS 67.6 million (US$14.7).

Operating expenses for the twelve-month period totaled NIS 481.6 million (US$104.6 million) compared with 472.5 million (US$102.7 million) for the comparable period in 2004. The increase is mostly attributed to the enhancement of the Company’s customer service departments as well as operating expenses related to the introduction of new services such as the VOD.

Gross profit for the twelve-month period totaled NIS 61.4 million (US$13.3 million) compared with 112.1 million (US$24.4 million) for the comparable period in 2004.

Selling and marketing expenses for the twelve-month period decreased to NIS 53.3 million (US$11.6 million) compared with 63.7 million (US$13.8 million) for the comparable period in 2004. The decrease is due to high advertising expenses associated with the launch of the HOT brand in 2004 along with higher marketing expenses related to the broadband Internet service.

G&A expenses for the twelve-month period totaled NIS 42.1 million (US$9.1 million), compared to NIS 45 million (US$9.8 million) for the comparable period in 2004.

Operating loss for the twelve month period totaled NIS 34 million (US$7.4 million), compared with an operating profit of 3.4 million (US$0.7 million) for the comparable period in 2004.

EBITDA for the twelve-month period totaled NIS 98.5 million (18.3%) (US$21.4 million), compared with NIS 140 million (24.2%) (US$30.4 million) in the comparable period in 2004.

Financing expenses for the twelve month period increased to NIS 50.6 million (US$11 million) from NIS 50.3 million (US$10.9 million) in the comparable period of 2004.

Other income for the twelve-month period totaled NIS 153.5 million (US$33.3) compared with other expenses of NIS 42.7 million (US$9.3) for the comparable period in 2004. Other income for the year 2005 is mainly due to a capital gain in the amount of NIS164 million as a result of the sale of Partner shares, which was slightly off-set by the revaluation of certain real-estate assets. As of December 31, 2005, Matav still holds, through its fully owned subsidiary, Matav Investments Ltd., approximately 1.2% of Partner’s outstanding shares, and therefore Matav’s investment in Partner appears on a cost basis.

Income from taxes for the twelve month period totaled NIS 6.7 million (US$1.5 million) compared with tax expenses of NIS 7.6 million (US$1.7 million) for the comparable period in 2004. Income from taxes in 2005 is mainly due to a settlement reached with the Israeli Tax Authorities during July 2005. According to the settlement, Matav recognized a portion of the gain from the sale of Partner shares, which was offset against Matav’s carry-forward tax losses. As a result, Matav reported income from taxes of NIS 6 million in the second quarter of 2005.

Matav’s share in affiliated companies’ losses for the twelve-month period was NIS 6 million (US$1.3 million) compared to a profit of NIS 14.3 million (US$3.1 million) in the comparable period in 2004.

Matav’s share in Hot Telecom’s losses totaled NIS 10 million (US$2.2 million) in 2005. This was partially off-set by Matav’s share in Partner Communications’s earnings in the amount of NIS 5 million (US$1.1 million).

In 2004, Matav incurred equity earnings of NIS 17 million due to Partner Communications, which was partially off-set by Hot Telecom’s equity losses of NIS 3 million.

The net income for the twelve-month period reached NIS 70 million (US$15.2 million) compared to a net loss of NIS 83 million (US$18 million) for the comparable period in 2004.

Net cash for the twelve-month period used in operating activities totaled NIS 21.8 million (US$4.7 million) compared to NIS 121.3 million (US$26.4 million) provided by the company in the comparable period in 2004. In the third quarter of 2005, Matav paid the tax authorities, NIS 106 million, as part of a settlement agreement reached concerning gains from sales of Partner shares.

In December 2005, Matav invested approximately NIS 28 million (US$6.1 million) in Barak’s shares, as part of the restructuring plan between Barak, its debt holders, its shareholders and the banks. Matav and Clal Industries and Investments Ltd. signed an agreement according to which Matav will take part in cash contribution to Barak as part of the arrangement. As of December 31, 2005, Matav holds, through Matav Investments Ltd., approximately 18.5% of the issued share capital of Barak.

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s current investments include 1.2 percent of Partner Communications Ltd., a GSM mobile phone company and 10 percent of Barak I.T.C. (1995) Ltd., one of the three international telephony providers in Israel.

(This press release contains forward-looking statements with respect to the Company’s business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Tal Peres, CFO
Matav Cable Systems
Telephone: +972-9-860-2221

Ayelet Shaked Shiloni
Integrated IR
Telephone US: +1-866-447-8633 / Israel: +972-3-635-6790
E-Mail: ayelet@integratedir.com

MATAV – CABLE SYSTEMS MEDIA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

			Convenience translation
	December 31,		December 31,
	2004	2005	2005
	Audited		Audited
	Reported (1) NIS In thousands		U.S. dollars

ASSETS:

CURRENT ASSETS:
Cash and cash equivalents	24,250	13,184	2,864
Short term deposit	50	27,196	5,909
Trade Receivables	75,458	74,699	16,228
Other accounts receivables	20,010	20,381	4,428

Total current assets	119,768	135,460	29,429

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliates	101,736	79,040	17,171
Investment in other company	-	19,278	4,188
Investment in limited partnerships	1,656	669	145
Rights to broadcast movies and programs	26,509	23,918	5,196
Other receivables	601	317	69

	130,502	123,222	26,769

PROPERTY, PLANT AND EQUIPMENT:
Cost	2,119,060	2,265,503	492,180
Less - accumulated depreciation	1,293,549	1,451,095	315,250

	825,511	814,408	176,930

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	3,101	2,525	549

	1,078,882	1,075,615	233,677

(1)     Nominal financial reporting beginning January 1, 2004.

MATAV – CABLE SYSTEMS MEDIA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

			Convenience translation
	December 31,		December 31,
	2004	2005	2005
	Audited		Audited
	Reported (1) NIS In thousands		U.S. dollars

LIABILITIES AND SHAREHOLDERS' EQUITY:

CURRENT LIABILITIES:
Bank credit	465,339	551,742	119,866
Current maturities of debentures	34,005	34,596	7,516
Accounts payable and accruals:
Trade	104,282	105,187	22,852
Jointly controlled entity	18,112	15,648	3,400
Other accounts payable	201,943	101,525	22,056

Total current liabilities	823,681	808,698	175,690

LONG-TERM LIABILITIES:
Loans and debentures (net of current maturities):
Loans from bank and others	101,457	75,464	16,395
Debentures	33,201	-	-
Deferred taxes	-	4,695	1,020
Customers' deposits for converters, net of accumulated
amortization	20,279	16,074	3,491
Accrued severance pay, net	2,483	3,327	723

Total long-term liabilities	157,420	99,560	21,629

Total liabilities	981,101	908,258	197,319

SHAREHOLDERS' EQUITY:
Share capital	48,899	48,901	10,624
Additional paid-in capital	375,538	375,538	81,585
Accumulated deficit	(326,656)	(257,082)	(55,851)

Total shareholders' equity	97,781	167,357	36,358

	1,078,882	1,075,615	233,677

(1)     Nominal financial reporting beginning January 1, 2004.

MATAV – CABLE SYSTEMS MEDIA LTD.
(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except per share and per ADS data)

							Convenience translation
	Three months ended December 31,			Year ended December 31,			Three months ended December 31,
	2004		2005	2004		2005	2005
	Reported (1)			Reported (1)			U.S. dollars

Revenues	140,424		135,325	584,564		542,968	29,399

Operating expenses	119,105		124,437	472,488		481,560	27,034

Gross profit	21,319		10,888	112,076		61,408	2,365

Selling, marketing, general and administrative
expenses:
Selling and marketing	13,621		12,622	63,676		53,318	2,742
General and administrative	11,111	(**)	11,407	45,023	(**)	42,133	2,478

	24,732		24,029	108,699		95,451	5,220

Operating income (loss)	(3,413)		(13,141)	3,377		(34,043)	(2,855)
Financial expenses, net	(9,869)		(12,489)	(50,333)		(50,645)	(2,713)
Other income )expenses), net	3,914		(10,051)	(42,680)		153,526	(2,184)

Income (loss) before taxes on income	(9,368)		(35,681)	(89,636)		68,838	(7,752)

Taxes on income	537	(**)	623	7,649	(**)	(6,736)	135

Net income (loss) after taxes on income	(9,905)		(36,304)	(97,285)		75,574	(7,887)
Equity in earnings (losses) of affiliates, net	3,318		(4,279)	14,301		(6,000)	(930)

Net income (loss)	(6,587)		(40,583)	(82,984)		69,574	(8,817)

Earnings (loss) per ordinary share	(0.22)		(1.34)	(2.74)		2.30	(0.29)

Earnings (loss) per ADS	(0.44)		(2.68)	(5.48)		4.60	(0.58)

Weighted average number of shares outstanding in
thousands	29,364		30,223	29,360		30,222	30,223

Weighted average number of ADSs outstanding in
thousands	14,682		15,111	14,680		15,111	15,111

EBITDA calculation:
Operating income (loss)	(3,413)		(13,141)	3,377		(34,043)	(2,855)
Net of the effect of proportional consolidation	657		(798)	(2,280)		(4,130)	(173)
Depreciation and amortization (including income
from amortization of deposits for converters)	33,800		34,800	138,915		136,672	7,560

Memo EBITDA(*) - not including proportional
consolidation	31,044	(**)	20,861	140,012	(**)	98,499	4,532

(1)     Nominal financial reporting beginning January 1, 2004.

(*) EBITDA is presented because it is a measure commonly used in the telecommunications industry and is presented soley in order to improve the understanding of the Company’s operating results and to provide futher a perspective regarding these results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies.

EBITDA may not be indicative of the historic operating results of the Company. nor is meant to be predictive of potential future results.

Reconciliation between the operating profit in the financial statements and EBIDTA is presented in the attached summary financial statements.

(**) Reclassified.